EXHIBIT 77Q3 TO FORM N-SAR

Allstate Assurance Company Separate Account B

Sub-item 77Q3

Section (a)(i): the Chairman of the Board of Managers has concluded that, based on his evaluation as of the date within 90 days of the filing date hereof, the disclosure controls and procedures of Allstate Assurance Company Separate Account B are reasonably designed to achieve the purposes described in the attached certification, Section (a)(iii).

Section (a)(ii): There were no significant changes in the Allstate Assurance Company Separate Account B internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Section (a)(iii): The Certification of the Chairman of the Board of Managers of Allstate Assurance Company Separate Account B is attached.